Exhibit 99.7

CONFIDENTIAL

Deal Q&A

1.              Why is Zep Inc. selling itself? Why now?

•                  During the past year, we conducted a thorough review of strategic opportunities to enhance value for all stakeholders.

•                  After careful consideration, the Board determined that this transaction with New Mountain Capital is in the best interest of Zep Inc. stockholders.

•                  This transaction delivers immediate and substantial cash value to Zep Inc. stockholders, at a 23% premium to Zep Inc.’s 90-day volume weighted average stock price for the period ended April 7, 2015.

•                  Zep Inc.’s board of directors unanimously approved the definitive merger agreement and recommends that the company’s stockholders vote in favor of the transaction.

2.              Did the Board run a sale process?

•                  Today’s announcement comes after a thorough review of strategic opportunities conducted during the past year to enhance shareholder value — Zep Inc.’s board of directors unanimously approved the merger agreement and recommends that the company’s stockholders vote in favor of the transaction.

•                  Further details will be provided in the merger agreement and proxy statement which we expect to be filed with the SEC in the coming weeks.

3.              Who approached whom?  When did discussions begin?

•                  We’re not going to get into the details on that today, but what I will say is that this announcement comes after a thorough review of strategic opportunities conducted during the past year to enhance shareholder value — Zep Inc.’s board of directors unanimously approved the merger agreement and recommends that the Company’s stockholders vote in favor of the transaction.

•                  Further details will be provided in the merger agreement and proxy statement which we expect to be filed with the SEC in the coming weeks.

4.              Did you talk to strategic and financial buyers?

•                  The relevant details will be available in our proxy statement, which will be filed with the SEC in the coming weeks.

5.              Do you think this is the best possible price? How did you reach this price?

•                  Today’s announcement comes after a thorough review of strategic opportunities conducted during the past year to enhance shareholder value — Zep Inc.’s board of directors unanimously approved the merger agreement and recommends that the Company’s stockholders vote in favor of the transaction.

•                  Further details will be provided in the merger agreement and proxy statement which we expect to be filed with the SEC in the coming weeks.

6.              What happens if a third party emerges with a higher bid? Is there a “go shop”?

•                  Today’s announcement comes after a thorough review of strategic opportunities conducted during the past year to enhance shareholder value — Zep Inc.’s board of directors unanimously approved the merger agreement and recommends that the Company’s stockholders vote in favor of the transaction.

•                  As you may have seen in the press release, the definitive agreement contains a “go-shop” provision under which Zep Inc. has the right to solicit alternative proposals from third parties during the next 30 calendar days on customary terms and conditions for transactions of this nature.

•                  There can be no assurances that this process will result in any alternative transaction and we are not going to speculate on the process today.

7.              Who are your advisors?

•                  BofA Merrill Lynch is acting as exclusive financial advisor to Zep Inc. and King & Spalding LLP and Hunton & Williams LLP served as our legal advisors.

8.              Is there a breakup fee?

•                  Those details will be available in our filings with the SEC.

9.              Did you get a fairness opinion?

•                  Yes.  We received a fairness opinion from BofA Merrill Lynch.

10.       Have you spoken with your stockholders? What has GAMCO said? Are you confident that there is enough support for this transaction to be completed?

•                  As you would expect, we are in dialogue with our large stockholders, although it would not be appropriate for us to comment on specific conversations.

•                  Zep Inc.’s board of directors unanimously approved the merger agreement and recommends that the Company’s stockholders vote in favor of the transaction.

•                  This transaction provides Zep Inc. stockholders with immediate and substantial cash value at a 23% premium to Zep Inc.’s 90-day volume weighted average stock price for the period ended April 7, 2015.

•                  As announced, we expect to complete the transaction in the third calendar quarter of 2015.

11.       What happens to you following the transaction?

•                  We just announced the transaction.  Our focus is on completing the necessary work to successfully close the transaction, which we expect to occur in the third calendar quarter of 2015.

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed acquisition of Zep Inc. by New Mountain Capital and its affiliates.  In connection with the proposed merger, Zep Inc. will file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement and other relevant documents. This filing does not constitute a solicitation of any vote or approval. BEFORE MAKING ANY VOTING DECISION, ZEP INC.’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Investors will be able to obtain a free copy of the proxy statement, when available, and other relevant documents filed by Zep Inc. with the SEC at the SEC’s website at www.sec.gov.  In addition, investors may obtain a free copy of the proxy statement, when available, and other relevant documents from Zep Inc.’s website at www.zepinc.com or by directing a request to: Zep Inc., 1310 Seaboard Industrial Blvd., NW, Atlanta, GA 30318, Attn: Investor Relations, (404) 352-1680.

Participants in the Solicitation

Zep Inc. and its directors, executive officers and certain other members of management and employees of Zep Inc. may be deemed to be “participants” in the solicitation of proxies from the stockholders of Zep Inc. in connection with the proposed merger.  Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of Zep Inc. in connection with the proposed merger, which may be different than those of Zep Inc.’s stockholders generally, will be set forth in the proxy statement and the other relevant documents to be filed with the SEC.  Stockholders can find information about Zep Inc. and its directors and executive officers and their ownership of Zep Inc.’s common stock in Zep Inc.’s annual report on Form 10-K for the fiscal year ended August 31, 2014 and in its definitive proxy statement for its most recent annual meeting of stockholders, which was filed with the SEC on November 20, 2014, and in Forms 4 of directors and executive officers filed with the SEC subsequent to that date.  Additional information regarding the interests of such individuals in the proposed merger will be included in the proxy statement relating to the merger when it is filed with the SEC.  These documents may be obtained free of charge from the SEC’s website at www.sec.gov and Zep Inc.’s website at www.zepinc.com.